UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 31, 2015
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: ANGLOGOLD ASHANTI 2014 NOTICE OF ANNUAL GENERAL MEETING

NOTICE OF ANNUAL GENERAL
MEETING AND SUMMARISED
FINANCIAL INFORMATION
FOR THE YEAR ENDED 31 DECEMBER 2014
2014
GLOBAL
PRODUCER OF GOLD
A TRULY

Our primary
platform for reporting
is our online reporting website
www.aga-reports.com
THE
2014
SUITE OF REPORTS INCLUDES:
OUR 2014 SUITE OF REPORTS
>IR
Integrated Report 2014
>SDR
Sustainable Development Report 2014*
>R&R
Mineral Resource and Ore Reserve Report 2014
>AFS
Annual Financial Statements 2014
>OPS
Operational proﬁles 2014**
>NOM
Notice of Annual General Meeting and Summarised
Financial Information 2014 (Notice of Meeting)
*
This report is an online report. A summary
report is available as a PDF.
** The operational proﬁles will be available on
the website by the end of April 2015.
NOTICE OF MEETING AND SUMMARISED FINANCIAL INFORMATION
2014

AngloGold Ashanti Limited (the company or AngloGold Ashanti) publishes a suite of reports to record its overall performance annually. This Notice of Annual General Meeting and Summarised Financial
Information 2014, which has been distributed to shareholders, should be read in conjunction with our other reports.
THE 2014 SUITE OF REPORTS
This Notice of Annual General Meeting and Summarised
Financial Information 2014 has been approved by the AngloGold
Ashanti Board of Directors (the board) and was signed on its behalf by Mr SM Pityana, the Chairman, on 19 March 2015.
This document does not provide a holistic assessment of the
group’s business, performance, risks and prospects. It should be read in conjunction with the suite of reports that make up the company’s Annual Report 2014. These are:

Integrated Report 2014
The primary reporting document in the suite is a group-level report aimed principally at the providers of capital and has been produced in line with the King Report on Governance
(King III) and the Johannesburg Stock Exchange’s Listings
Requirements (JSE Listings Requirements). Local and
international recommendations on integrated reporting were
taken into account in the development of the content of this report. This report presents a holistic view of the company, from
ﬁnancial, operational and non-ﬁnancial perspectives.
Sustainable Development Report 2014
Focuses on those material issues which have been determined
to be the most material to AngloGold Ashanti and its
stakeholders. It is aimed at the company’s broader group of
stakeholders. This report provides insight into the company’s approach to sustainability and its related objectives, strategy and performance.
Mineral Resource and Ore Reserve Report 2014
Documents and details the group’s Mineral Resource and
Ore Reserve in accordance with the Australasian Code for
Reporting of Exploration Results, Mineral Resources and Ore
Reserves (JORC) and the South African Code for Reporting of
Exploration Results, Mineral Resources and Mineral Reserves
(SAMREC) codes. This report is compiled by, or prepared
under the supervision of, and reviewed and signed off by the
Competent Persons as deﬁned by these codes.
Annual Financial Statements 2014
Presents the statutory and regulatory information that must
be published in terms of section 30 of the South African
Companies Act, 71 of 2008, as amended (Companies Act)
and the company’s stock exchange listings. The ﬁnancial
statements are prepared in accordance with International
Financial Reporting Standards (IFRS); the Companies Act and
the JSE Listings Requirements. This report is submitted to the various exchanges on which AngloGold Ashanti is listed.
Operational proﬁles 2014
Provide detailed information on operational and ﬁnancial
aspects of each of AngloGold Ashanti’s operations. These will be available electronically on the report website.
Notice of Annual General Meeting and
Summarised Financial Information 2014
Is produced to present to shareholders the information
required to enable them to make informed decisions regarding the resolutions to be voted on at the company’s annual general meeting for shareholders. Details regarding the resolutions
to be voted on at the annual shareholder meeting are also
provided. This document is distributed to all AngloGold
Ashanti shareholders.
In compliance with the rules governing its listing on the New
York Stock Exchange (NYSE), AngloGold Ashanti prepares
a report on Form 20-F which is ﬁled annually with the United
States Securities and Exchange Commission (SEC).
In addition, the Integrated Report 2014, the Sustainable
Development 2014 and the Annual Financial Statements
2014 are available as online reports at www.aga-reports.com.
All the remaining reports are available electronically at the same address. Printed copies of these reports are available
on request.

CONTENTS
P3-14
NOTICE OF ANNUAL
GENERAL MEETING
P15-21
ANNEXURE –
SUMMARISED
FINANCIAL
INFORMATION
15
Basis of preparation
15
Independent audit by
the auditors
15
Related party
transactions
16
Signiﬁcant changes in
contingencies since
31 December 2013
17
Use of estimates
21
Summary of Mineral
Resource and Ore
Reserve
P32-33
ADMINISTRATION AND
CONTACT INFORMATION
P22-31
ANNEXURE –
SUMMARISED
FINANCIAL
INFORMATION CONT
22
Group income statement
23
Group statement of
comprehensive income
24
Group statement
of ﬁnancial position
25
Group statement of
cash ﬂows
26
Group statement of
changes in equity
27
Selected notes
30
Non-GAAP disclosure –
summary
FOR NOTING:
The following key parameters should be noted in respect of our reports:
•
Production is expressed on an attributable basis unless otherwise indicated.
•
The average workforce, including employees and contractors, is reported for AngloGold Ashanti, its subsidiaries and its joint ventures. The joint ventures are reported on an attributable basis.
•
Unless otherwise stated, $ or dollar refers to US dollars throughout this suite of reports.
•
Group and company are used interchangeably.
•
‘Statement of ﬁnancial position’ and ‘balance sheet’ are used interchangeably.
SUSTAINABLE
FREE CASH FLOW
IMPROVEMENTS
AND RETURNS
NOTICE OF MEETING AND SUMMARISED FINANCIAL INFORMATION
2014

This Notice of Annual General Meeting advises that the 71st annual general meeting of shareholders of AngloGold Ashanti Limited will be held on Wednesday, 6 May 2015, at 11:00 (South African time) in
The Auditorium, 76 Jeppe Street, Newtown, Johannesburg.
REGISTERED AND CORPORATE OFFICE
76 Jeppe Street, Newtown, Johannesburg, 2001, South Africa
(PO Box 62117, Marshalltown, 2107)
Important information regarding attendance at the annual general meeting
IDENTIFICATION
In terms of section 63 (1) of the Companies Act, before any person may attend or participate in the annual general meeting, that person must present reasonably satisfactory identiﬁcation and the person presiding at the annual general meeting must be reasonably satisﬁed that the right of the person to participate in and vote at the annual general meeting, either as a shareholder (or shareholder’s representative), or as a proxy for a shareholder, has been reasonably veriﬁed. Forms of identiﬁcation include a valid identity document, driver’s licence or passport.
RECORD DATES, VOTING AND PROXIES
The board has determined, in accordance with sections 59(1)(a) and (b) of the Companies Act, that:
•
The record date for the purposes of receiving notice of the annual general meeting (being the date on which a shareholder must be registered in the company’s register of shareholders in order to receive notice of the annual general meeting), shall be the close of business on Friday, 20 March 2015 (Notice Record Date); and
•
The record date for the purposes of participating in and voting at the annual general meeting (being the date on which a shareholder must be registered in the company’s register of shareholders in order to participate in and vote at the annual general meeting) shall be the close of business on Thursday, 30 April 2015 (Voting Record Date). The last day to trade in AngloGold Ashanti securities in order to be recorded as an AngloGold Ashanti shareholder by the Voting Record Date is Wednesday, 22 April 2015.
A. If you have dematerialised your shares without “own name” registration:
Voting at the annual general meeting
•
If you have not been contacted by your CSDP or broker, it would be advisable for you to contact your CSDP/broker and furnish them with your voting instructions.
•
If your CSDP/broker does not obtain voting instructions from you, they will vote in accordance with the instructions contained in the agreement concluded between you and your CSDP/broker.
•
You must NOT complete the attached form of proxy.
Attendance and representation at the annual general meeting
In accordance with the mandate between you and your CSDP/broker, you must advise your CSDP/broker if you wish to attend the annual general meeting in person, or if you wish to send a proxy to represent you at the annual general meeting. Your CSDP/broker will issue the necessary letter of representation to you or your proxy to attend the annual general meeting.
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR
IMMEDIATE ATTENTION

NOTICE OF ANNUAL GENERAL MEETING
B. If you have not dematerialised your shares or have dematerialised your shares with “own name” registration:
Voting, attendance and representation at the annual general meeting
•
You may attend, speak and vote at the annual general meeting in person.
•
Alternatively, you may appoint one or more proxies to represent you at the annual general meeting by completing the attached form of proxy in accordance with the instructions it contains. A proxy need not be a shareholder of the company. It is requested that the form be lodged with or posted to the share registrars to be received no later than 11:00 (South African time) on Monday, 4 May 2015. If you do not lodge or post the form to reach the share registrars by the relevant time, you will nevertheless be entitled to have the form lodged immediately prior to the annual general meeting with the Chairman of the annual general meeting.
C. Lodging of voting instruction forms:
•
Duly completed CDI voting instruction forms must be received by the share registrars in Perth, Australia, no later than 11:00
(Perth time) on Monday, 4 May 2015.
•
In accordance with the AngloGold Ashanti Ghanaian Depositary Shares (“GhDSs”) Agreement dated 26 April 2004, the Ghanaian
Depositary will mail all appropriate notices, together with a voting instruction form, to holders of GhDSs who have elected to receive same. Holders of GhDSs may direct the Depositary, via the voting instruction form, to vote on their behalf in the manner such holders may direct. Duly completed GhDS voting instruction forms must be received by the share registrars in Ghana, no later than 11:00
(Accra time) on Monday, 4 May 2015.
ELECTRONIC PARTICIPATION
In compliance with the provisions of the Companies Act, AngloGold Ashanti intends to offer shareholders reasonable access, through electronic facilities, to participate in the annual general meeting by means of a conference call facility. Shareholders will be able to listen to the proceedings and raise questions should they wish to do so and are invited to indicate their intention to make use of this facility by applying in writing (including details as to how the shareholder or representative can be contacted) to the share registrars at the address set out on the inside back cover of this Notice of Annual General Meeting. The completed application is to be received by the share registrars at least ten business days prior to the date of the annual general meeting, namely Monday, 20 April 2015. The share registrars will, by way of e-mail, provide information enabling participation to those shareholders who have made application. Voting will not be possible via the electronic facility and shareholders wishing to exercise their voting rights at the annual general meeting are required to be represented at the meeting either in person, by proxy or by letter of representation as provided for in the Notice of
Annual General Meeting.
Included in this document are the following:
•
The Notice of Annual General Meeting setting out the resolutions to be proposed at the meeting, together with explanatory notes.
There are also guidance notes if you wish to attend the meeting (for which purpose a map indicating the location of the annual general meeting is included) or to vote by proxy.
•
A form of proxy for completion, signature and submission by shareholders holding AngloGold Ashanti ordinary shares in certiﬁcated form or in dematerialised form with “own name” registration.
•
A CDI voting instruction form for completion, signature and submission by holders of Chess Depositary Interests (CDIs) trading on the Australian Securities Exchange.
•
A GhDS voting instruction form for completion, signature and submission by holders of Ghanaian Depositary Shares (GhDSs).
NOTICE OF MEETING AND SUMMARISED FINANCIAL INFORMATION
2014

NOTICE OF ANNUAL GENERAL MEETING
Notice is hereby given that the 71
st
annual general meeting of shareholders of AngloGold Ashanti will be held in The Auditorium,
AngloGold Ashanti Limited, 76 Jeppe Street, Newtown, Johannesburg, South Africa, on Wednesday, 6 May 2015, at 11:00
(South African time), to consider and, if deemed ﬁt, pass, with or without modiﬁcation, the ordinary and special resolutions set out below and to deal with such other business as may be lawfully dealt with at the meeting.
Presentation to shareholders of:
•
The consolidated annual ﬁnancial statements of the company and its subsidiaries for the year ended 31 December 2014
•
Directors’ report
•
Independent auditor’s report
•
Audit and Risk Committee chairman’s report
•
Social, Ethics and Sustainability Committee chairman’s report
The complete annual ﬁnancial statements are available on www.aga-reports.com.
1. Ordinary resolution number 1 – Re-appointment of Ernst & Young Inc. as auditors of the company
“RESOLVED to re-appoint Ernst & Young Inc., upon the recommendation of the Audit and Risk Committee, as the independent registered auditor of the company from the conclusion of the annual general meeting at which this resolution is passed, until the conclusion of the next annual general meeting of the company.”
The Audit and Risk Committee and the board have evaluated the performance of Ernst & Young Inc. and recommend their reappointment as the external auditors of the company.
The reason for proposing ordinary resolution number 1 is that the company’s independent auditor must be re-appointed annually at the annual general meeting, in compliance with section 90 of the Companies Act.
In order for ordinary resolution number 1 to be approved, it must be supported by more than 50% of the voting rights exercised.
2. Ordinary resolution number 2 (2.1 to 2.3) – Election of directors
“RESOLVED to elect, by way of separate resolutions, the following directors who were appointed since the last annual general meeting, in accordance with the provisions of clause 7.1.4 of the company’s Memorandum of Incorporation:
2.1 Ms KC Ramon
2.2 Ms M Richter
2.3 Mr A Garner”
Refer to the section entitled BOARD OF DIRECTORS in the Integrated Report 2014 for a brief curriculum vitae of each director
(www.aga-reports.com/14/ir/leadership/board-directors).
The reason for proposing ordinary resolution numbers 2.1 to 2.3 is that Ms Ramon, Ms Richter and Mr Garner, having been appointed by the board as directors of the company since the previous annual general meeting, hold ofﬁce only until this annual general meeting.
In order for each of ordinary resolution numbers 2.1 to 2.3 to be approved, it must be supported by more than 50% of the voting rights exercised.

NOTICE OF ANNUAL GENERAL MEETING
continued
3. Ordinary resolution number 3 (3.1 to 3.3) – Re-election of directors
“RESOLVED to re-elect, by way of separate resolutions, the following directors who retire by rotation and being eligible, have offered themselves for re-election, in accordance with the provisions of clause 7.1.6 of the company’s Memorandum of Incorporation:
3.1
Prof LW Nkuhlu
3.2
Ms NP January-Bardill
3.3
Mr RJ Ruston”
Refer to the section entitled BOARD OF DIRECTORS in the Integrated Report 2014 for a brief curriculum vitae of each director
(www.aga-reports.com/14/ir/leadership/board-directors).
The reason for proposing ordinary resolution numbers 3.1 to 3.3 is that the company’s Memorandum of Incorporation requires that one third of the directors longest in ofﬁce retire at each annual general meeting.
In order for each of ordinary resolution numbers 3.1 to 3.3 to be approved, it must be supported by more than 50% of the voting rights exercised.
4. Ordinary resolution number 4 (4.1 to 4.6) – Election of Audit and Risk Committee members
“RESOLVED to elect, each by way of separate resolutions, the following independent non-executive directors, as members of the company’s Audit and Risk Committee:
4.1
Mr R Gasant
4.2
Prof LW Nkuhlu
4.3
Mr MJ Kirkwood
4.4
Mr RJ Ruston
4.5
Mr A Garner
4.6    Ms M Richter”
Ms Richter and Mr Garner will be appointed, subject to their election as directors pursuant to ordinary resolution numbers 2.2 and
2.3 respectively.
Prof Nkuhlu and Mr Ruston will be appointed, subject to their re-election as directors pursuant to ordinary resolution numbers 3.1 and
3.3 respectively.
Refer to the section entitled BOARD OF DIRECTORS in the Integrated Report 2014 for a brief curriculum vitae of each director
(www.aga-reports.com/14/ir/leadership/board-directors).
Ordinary resolution numbers 4.1 to 4.6 are proposed to appoint members of the Audit and Risk Committee in accordance with the guidelines of King lll and the requirements of the Companies Act. In terms of the aforementioned requirements, the Audit and
Risk Committee should comprise a minimum of three members, all of whom must be independent non-executive directors of the company and membership of the Audit and Risk Committee may not include the chairman of the board. Furthermore, in terms of the
Companies Regulations 2011, at least one-third of the members of the Audit and Risk Committee at any particular time must have academic qualiﬁcations, or experience, in economics, law, corporate governance, ﬁnance, accounting, commerce, industry, public affairs or human resource management. Mindful of the aforegoing, the Nominations Committee recommended to the board that the aforementioned persons be members of the Audit and Risk Committee and the board has approved such recommendations.
In terms of the requirements of the US Sarbanes-Oxley Act, the board is required to identify a ﬁnancial expert from within its ranks for appointment to the Audit and Risk Committee. The board has resolved that Prof Nkuhlu is the board’s designated ﬁnancial expert on the Audit and Risk Committee.
In order for each of ordinary resolution numbers 4.1 to 4.6 to be approved, it must be supported by more than 50% of the voting rights exercised.
NOTICE OF MEETING AND SUMMARISED FINANCIAL INFORMATION
2014

5. Ordinary resolution number 5 – General authority to directors to allot and issue ordinary shares
“RESOLVED, as an ordinary resolution, and subject to the provisions of the Companies Act and the JSE Listings Requirements, from time to time, that the directors of the company be and they are hereby authorised, as a general authority and approval, to allot and issue, for such purposes and on such terms as they may in their discretion determine, ordinary shares in the authorised but unissued share capital of the company up to a maximum of 5% of the number of ordinary shares in issue on the date of passing this resolution.”
The reason for proposing ordinary resolution number 5 is to seek a general authority and approval for the directors to allot and issue ordinary shares in the authorised but unissued share capital of the company, up to 5% of the number of ordinary shares of the company in issue at the date of passing of this resolution, in order to enable the company to take advantage of business opportunities which might arise in the future. The authority sought in ordinary resolution number 6, relating to the share incentive schemes, is excluded from the 5% authority sought under this ordinary resolution number 5.
In order for ordinary resolution number 5 to be approved, it must be supported by more than 50% of the voting rights exercised.
6. Ordinary resolution number 6 – Proposed amendments to the Share Incentive Schemes, including but not limited to the AngloGold Ashanti Limited Long Term Incentive Plan 2005 (LTIP)
and the AngloGold Ashanti Limited Bonus Share Plan 2005 (BSP) to increase the aggregate limit of the number AngloGold Ashanti ordinary shares to be utilised for purposes of the Share
Incentive Schemes and to increase the aggregate limit of the number of shares to be allocated to individual Eligible Employees.
6.1
“RESOLVED that as an ordinary resolution, and subject to the provisions of the Companies Act and the JSE Listings Requirements,
that the aggregate limit of 17,000,000 ordinary shares of AngloGold to be utilised for purposes of the Share Incentive Schemes, be and is hereby increased by an additional 3,000,000 ordinary shares to 20,000,000 ordinary shares of R0.25 each.”
6.2
“RESOLVED that as an ordinary resolution, subject to the approval of ordinary resolution number 6.1 and subject to the provisions of the Companies Act and the JSE Listings Requirements, that the aggregate limit of 850,000 ordinary shares of
AngloGold Ashanti to be allocated to any individual Eligible Employee for purposes of the Share Incentive Schemes be and is hereby increased by an additional 150,000 ordinary shares to 1,000,000 ordinary shares of R0.25 each.”
The reason for proposing ordinary resolution number 6.1 is that on 7 May 2010, the shareholders passed an ordinary resolution to place 17,000,000 ordinary shares of R0.25 each in the authorised but unissued share capital of the company (approximately
5% of the issued ordinary share capital of the company as at 31 December 2009) under the control of the directors as a speciﬁc authority and instruction to the directors to issue such shares for the purposes of any share incentive schemes which may be adopted by the company from time to time. The company now seeks authority to increase the 17,000,000 ordinary shares of
R0.25 each to 20,000,000 ordinary shares of R0.25 each in order to meet its commitments under the Share Incentive Schemes.
The reason for proposing ordinary resolution number 6.2 is to increase the aggregate limit of ordinary shares of AngloGold Ashanti to be allocated to any individual Eligible Employee for the purpose of the Share Incentive Schemes of AngloGold Ashanti.
In order for each of ordinary resolution numbers 6.1 and 6.2 to be approved, it must be supported by a 75% majority of the votes cast in favour of these resolutions by all shareholders present or represented by proxy, excluding all the votes attaching to all shares owned or controlled by persons who are existing participants in the relevant share incentive schemes, provided that only the shares which have been acquired in terms of the relevant share incentive schemes and may be impacted by the changes will be excluded from the said vote.

NOTICE OF ANNUAL GENERAL MEETING
continued
7. Non-binding advisory endorsement – Advisory endorsement of the AngloGold Ashanti remuneration policy
“TO ENDORSE, through a non-binding advisory vote, the company’s remuneration policy (excluding the remuneration of non-
executive directors for their services as directors and members of the board or statutory committees). The complete remuneration policy is available on the group’s website via the following link: http://www.anglogoldashanti.com/en/About-Us/corporategovernance/
Corporate%20Governance%20Documents/AGAGlobalRemunerationPolicy_Marh2015.pdf.
Reason for advisory endorsement: In terms of King III, a non-binding advisory vote should be obtained from shareholders on the company’s remuneration policy. The vote allows shareholders to express their views on the remuneration policies adopted and their implementation, but will not be binding on the company.
Our remuneration policy is designed around our philosophy, and supports the achievement of the company’s operational and strategic goals. The policy is reviewed annually to ensure that it remains appropriate and effective in terms of delivering the company’s business goals. In setting our remuneration policy, we continue to aim to:
•
remunerate such that the behaviours and performance of employees and executives are aligned to the organisation, shareholder and employee strategic goals;
•
ensure that the performance metrics are demanding, measurable, sustainable and cover all aspects of the business including both the key ﬁnancial and non-ﬁnancial drivers;
•
structure remuneration to ensure that the company’s values are maintained and the correct governance frameworks are applied across remuneration decisions and practices;
•
apply the appropriate remuneration benchmarks; and
•
provide competitive rewards to attract, motivate and retain highly skilled executives and staff.
NOTICE OF MEETING AND SUMMARISED FINANCIAL INFORMATION
2014

8. Special resolution number 1 – Approval of non-executive directors’ remuneration for their service as directors
“RESOLVED, as a special resolution, that the remuneration payable quarterly in arrears to the non-executive directors remain unchanged from the last approval on 14 May 2014 until the next annual general meeting.”
The numbers below represents the fees approved on 14 May 2014 and the unchanged fees for approval on 6 May 2015.
Chairmen
Deputy
chairman
Other directors/
committee
members
All
2014/2015
2014/2015
2014/2015
2014/2015
US$
US$
US$
US$
1.
Board meetings
The remuneration payable in terms of board fees for six board meetings per annum will be in proportion to the period during which the ofﬁce of the non-executive director or chairman, as the case may be, has been held during the year:
1.1
Non-executive board fees for six board meetings per annum
290,000
160,000
120,000
Each non-executive director will be entitled to an allowance for each board meeting attended by such director, in addition to the six scheduled board meetings per annum:
1.2
Allowance for attendance by non-executive directors at
additional board meetings
13,000
3,500
2.
Committee meetings
Each non-executive director will be entitled to an allowance for each board committee meeting attended by such director in respect of those committees which meet on an ad hoc basis, including the ﬁnancial analysis committee and any special purpose committee established by the board or required by statutes or regulation as follows:
2.1
Audit and Risk Committee – annual committee fees
35,000
20,000
2.2
Remuneration and Human Resources Committee – annual
committee fees
35,000
20,000
2.3
Other committee fees – annual (including Investment, Social,
Ethics and Sustainability and Nominations)
32,500
20,000
2.4
Additional fee per meeting for committees that meet on an
ad hoc basis
3,500
3,500
3.
Allowance
In addition to the travel allowance payable, the company will cover all accommodation and sundry costs as follows:
Board travel allowance
1,250 per
overnight
away
Following discussion by the board and committee members, they were of the opinion that they were remunerated well against the market and, taking into account both their fees and the ﬁnancial position of the company, the board and committee members elected not to receive an increase in remuneration for the next ﬁnancial year.
In order for special resolution number 1 to be approved, it must be supported by 75% of the voting rights required.

NOTICE OF ANNUAL GENERAL MEETING
continued
9. Special resolution number 2 – General authority to directors to issue for cash, those ordinary shares which the directors are authorised to allot and issue in terms of ordinary resolution number 5
“RESOLVED, as a special resolution, and subject to ordinary resolution number 5 being passed, that the directors of the company be and they are hereby authorised, in accordance with the Companies Act and the JSE Listings Requirements, to allot and issue for cash, on such terms and conditions as they may deem ﬁt, all or any of the ordinary shares in the authorised but unissued share capital of the company, which they shall have been authorised to allot and issue in terms of ordinary resolution number 5, subject to the following conditions:
•
This authority is valid until the company’s next annual general meeting, provided that it will not extend beyond 15 (ﬁfteen) months from the date that this authority is given;
•
The equity securities which are the subject of the issue for cash must be of a class already in issue, or where this is not the case, must be limited to such securities or rights that are convertible into or represent options in respect of a class already in issue;
•
Any such issue will only be made to ‘public shareholders’ as deﬁned in the JSE Listings Requirements and not to related parties, unless the JSE otherwise agrees;
•
The number of shares issued for cash will not in aggregate exceed 5% (ﬁve percent) of the company’s listed equity securities
(excluding treasury shares) as at the date of the notice of annual general meeting, such number being 20,221,243 ordinary shares in the company’s issued share capital;
•
Any equity securities issued under the authority during the period contemplated in the ﬁrst bullet above must be deducted from such number in the preceding bullet;
•
In the event of a sub-division or consolidation of issued equity securities during the period contemplated in the ﬁrst bullet above, the existing authority must be adjusted accordingly to represent the same allocation ratio;
•
A paid press announcement giving full details, including the impact on net asset value and earnings per share, will be published at the time of any issue representing, on a cumulative basis within 1 (one) ﬁnancial year, 5% (ﬁve percent) of the number of shares in issue prior to the issue; and
•
The maximum discount permitted at which equity securities may be issued is 10% (ten percent) of the weighted average traded price on the JSE of those shares over the 30 (thirty) business days prior to the date that the price of the issue is agreed between the company and the party subscribing for the securities.”
The reason for proposing special resolution number 2 is that the directors consider it advantageous to have the authority to issue ordinary shares for cash in order to enable the company to take advantage of any business opportunity which might arise in the future. At present, the directors have no speciﬁc intention to use this authority, and the authority will thus only be used if circumstances are appropriate.
It should be noted that this authority relates only to those ordinary shares which the directors are authorised to allot and issue in terms of ordinary resolution number 5 and is not intended to (nor does it) grant the directors authority to issue ordinary shares for cash over and above, and in addition to, the ordinary shares which the directors are authorised to allot and issue in terms of ordinary resolution number 5, when ordinary shares are issued for such purposes and on such terms as the directors may deem ﬁt.
In terms of the JSE Listings Requirements, a company may only undertake a general issue for cash where, among other things, such general issue for cash has been approved by ordinary resolution by a 75% majority of the votes cast thereon. As this is the threshold for the passing of the company’s special resolutions (as per the company’s Memorandum of Incorporation), the general issue for cash resolution, in this instance special resolution number 2, is instead proposed to be passed as a special resolution and must be supported by 75% of the voting rights exercised.
NOTICE OF MEETING AND SUMMARISED FINANCIAL INFORMATION
2014

10. Special resolution number 3 – General authority to acquire the company’s own shares
“RESOLVED, as a special resolution, and pursuant to company’s Memorandum of Incorporation and subject to the Companies Act and the JSE Listings Requirements, that the company or any subsidiary of the company, be and is hereby authorised, by way of a general approval, from time to time, to acquire ordinary shares issued by the company, provided that:
•
any such acquisition of shares shall be effected through the order book operated by the JSE Limited trading system or on the open market of any other stock exchange on which the shares are or may be listed, subject to the approval of the JSE and of the relevant other stock exchange, as necessary, in either event without any prior understanding or arrangement between the company and the counterparty;
•
this approval shall be valid only until the next annual general meeting of the company, or for 15 months from the date of passing of this resolution, whichever period is shorter;
•
shares issued by the company may not be acquired at a price greater than 10% above the weighted average market price of the company’s shares for the ﬁve business days immediately preceding the date of the acquisition being effected;
•
at any point in time, the company only appoints one agent to effect any acquisitions on its behalf;
•
the board has resolved to authorise the acquisition, that the company and its subsidiaries will satisfy the solvency and liquidity test immediately after the acquisition and that since the test was done there have been no material changes to the ﬁnancial position of the group;
•
the company may not, in any one ﬁnancial year, acquire in excess of 5% of the company’s issued ordinary share capital as at the date of passing of this special resolution number 3;
•
an announcement containing details of such acquisitions will be published as soon as the company and/or the subsidiaries, collectively, shall have acquired ordinary shares issued by the company constituting, on a cumulative basis, not less than 3% of the number of ordinary shares in the company in issue as at the date of this approval; and an announcement containing details of such acquisitions will be published in respect of each subsequent acquisition by either the company and/or by the subsidiaries, collectively, of ordinary shares issued by the company, constituting, on a cumulative basis, not less than 3% of the number of ordinary shares in the company in issue as at the date of this approval;
•
the acquisition of shares by the company or its subsidiaries may not be effected during a prohibited period, as deﬁned in the
JSE Listings Requirements, unless there is in place a repurchase programme as contemplated in the JSE Listings Requirements;
•
the company’s subsidiaries shall not be entitled to acquire ordinary shares issued by the company if the acquisition of shares will result in them holding, on a cumulative basis, more than 10% of the number of ordinary shares in issue in the company; and
•
no voting rights attached to the shares acquired by the company’s subsidiaries may be exercised while the shares are held by them and they remain subsidiaries of the company.”
The reason for special resolution number 3 is to grant a general authority for the acquisition of the company’s ordinary shares by the company, or by a subsidiary or subsidiaries of the company. The effect of special resolution number 3, if passed, will be to authorise the company or any of its subsidiaries to acquire ordinary shares issued by the company on the JSE or any other stock exchange on which the company’s shares are or may be listed.
The directors of AngloGold Ashanti believe that the company should retain the ﬂexibility to take action if future acquisitions of its shares were considered desirable and in the best interests of the company and its shareholders and may also need to acquire shares to settle its obligations to employees under the company’s share incentive schemes. The directors will ensure at the time of the commencement of any acquisitions of its shares, after considering the effect of acquisitions, up to the maximum limit, of the company’s issued ordinary shares, that they are of the opinion that if such acquisitions were implemented:
•
the company and the group would be able in the ordinary course of business to pay its debts for a period of 12 months after the date of the notice issued in respect of the annual general meeting;
•
the assets of the company and the group would be in excess of the liabilities of the company and the group for a period of 12 months after the date of the notice issued in respect of the annual general meeting. For this purpose, the assets and liabilities would be recognised and measured in accordance with the accounting policies used in the latest audited group annual ﬁnancial statements;

NOTICE OF ANNUAL GENERAL MEETING
continued
•
the ordinary capital and reserves of the company and the group would be adequate for ordinary business purposes for a period of
12 months after the date of the notice issued in respect of the annual general meeting; and
•
the working capital of the company and the group would be adequate in the ordinary course of business for a period of 12 months after the date of the notice issued in respect of the annual general meeting.
In order for special resolution number 3 to be approved, it must be supported by 75% of the voting rights exercised.
11. Special resolution number 4 – Approval for the company to grant ﬁnancial assistance in terms of Sections 44 and 45 of the Companies Act
“RESOLVED, as a special resolution, to the extent required by the Companies Act, that the board may, subject to compliance with the requirements of the company’s Memorandum of Incorporation, the Companies Act and the JSE Listings Requirements, each as presently constituted and as amended from time to time, authorise the company to provide direct or indirect ﬁnancial assistance, including by way of loan, guarantee, the provision of security or otherwise, to any of its present or future subsidiaries and/or any other company or entity that is or becomes related or inter-related to the company, for any purpose or in connection with any matter, including, but not limited to, the subscription of any option, or any securities issued or to be issued by the company or a related or inter- related company, or for the purchase of any securities of the company or a related or inter-related company, for such amounts and on such terms as the board may determine. This authority will expire on the second anniversary of the date on which this special resolution is adopted, unless renewed prior thereto.”
Section 45 applies to ﬁnancial assistance provided by a company to any related or inter-related company or corporation, a member of a related or inter-related corporation, and to a person related to any such company, corporation or member.
Further, section 44 of the Companies Act may also apply to the ﬁnancial assistance so provided by a company to any related or inter-related company or corporation, a member of a related or inter-related corporation, or a person related to any such company, corporation or member, in the event that the ﬁnancial assistance is provided for the purpose of, or in connection with, the subscription of any option, or any securities, issued or to be issued by the company or a related or inter-related company, or for the purchase of any securities of the company or a related or inter-related company.
Both sections 44 and 45 of the Companies Act provide, inter alia, that the particular ﬁnancial assistance must be provided only pursuant to a special resolution of shareholders, adopted within the previous two years, which approved such assistance either for the speciﬁc recipient, or generally for a category of potential recipients, and the speciﬁc recipient falls within that category and the board is satisﬁed that: (i) immediately after providing the ﬁnancial assistance, the company would satisfy the solvency and liquidity test
(as contemplated in the Companies Act); and (ii) the terms under which the ﬁnancial assistance is proposed to be given are fair and reasonable to the company.
As part of the normal conduct of the business of the company and its subsidiaries or associates (“AngloGold Ashanti Group”), the company, where necessary, usually provides guarantees and other support undertakings to third parties on behalf of its local and foreign subsidiaries and joint ventures or partnerships in which the company or members of the AngloGold Ashanti Group have an interest. This is particularly so where funding is raised by the foreign subsidiaries of the company, whether by way of borrowings or the issue of bonds or otherwise, for the purposes of the conduct of their operations. Previously in terms of the company’s articles of association and the now repealed Companies Act 61 of 1973, as amended, the company was not precluded from providing the aforementioned ﬁnancial assistance. The company would like the ability to provide ﬁnancial assistance, if necessary, also in other circumstances, in accordance with section 45 of the Companies Act. Furthermore it may be necessary for the company to provide
ﬁnancial assistance to any of its present or future subsidiaries, and/or to any related or inter-related company or entity and/or to a person related to any such company or entity, to subscribe for options or securities of the company or another company related or inter-related to it. Under the Companies Act, the company will however require the special resolution referred to above to be adopted.
It is difﬁcult to foresee the exact details of ﬁnancial assistance that the company may be required to provide over the upcoming months. It is essential however that the company is able to organise effectively its internal ﬁnancial administration. For these reasons it is necessary to obtain the approval of shareholders as set out in special resolution number 4.
NOTICE OF MEETING AND SUMMARISED FINANCIAL INFORMATION
2014

It should be noted that this resolution does not authorise ﬁnancial assistance to a director or a prescribed ofﬁcer of the company or any company or person related to such a director or prescribed ofﬁcer.
In order for resolution number 4 to be approved, it must be supported by 75% of the voting rights exercised.
12. Special resolution number 5 – Amendment of the company’s Memorandum of Incorporation
“RESOLVED, as a special resolution, that the company’s existing Memorandum of Incorporation be and is hereby amended with effect from the date of ﬁling of this amendment to the Memorandum of Incorporation with the Companies and Intellectual Property
Commission (CIPC):
5.1
Cancelling the 4,280,000 E ordinary shares of 25 cents each in their entirety as per Schedule 1 of the company’s Memorandum of Incorporation;
5.2
Deleting clause 10 of the company’s Memorandum of Incorporation that attaches the rights to the E ordinary shares in the authorised share capital of the company in its entirety; and
5.3   Deleting the reference to the E ordinary shares in clause 4.12 of the company’s Memorandum of Incorporation.”
The purpose for the E ordinary shares was that it served the BBEEE structure of AngloGold Ashanti. Since the transaction has reached its expiry, and there are no more E ordinary shares in issue, the E ordinary shares are of no further value to AngloGold Ashanti and it is proposed that the class will be cancelled and will no more exist in the authorised share capital of AngloGold Ashanti.
The company’s Memorandum of Incorporation will lie open for inspection during the period Monday, 13 April 2015 to Wednesday,
6 May 2015, both days inclusive.
In order for special resolution number 5 to be approved, it must be supported by 75% of the voting rights exercised.
Further disclosure
In terms of paragraph 11.26 of the JSE Listings Requirements, the following information is disclosed in the Annual Financial
Statements 2014:
•
Major shareholders;
•
Material change statement; and
•
Share capital of the company.
Directors’ responsibility statement
The directors, whose names appear in the Annual Financial Statements 2014, collectively and individually accept full responsibility for the accuracy of the information given in this notice and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading and that all reasonable enquiries to ascertain such facts have been made and that this notice contains all information required by law and the JSE Listings Requirements.
By order of the board
Ms ME Sanz Perez
Executive Vice-President – Group Legal, Commercial and Governance and Company Secretary
Registered and corporate ofﬁce
76 Jeppe Street, Newtown, Johannesburg 2001
South Africa
(PO Box 62117, Marshalltown, 2107, South Africa)
19 March 2015

Date
Wednesday, 6 May 2015
Venue
The Auditorium, 76 Jeppe Street, Newtown, Johannesburg,
South Africa.
Timing
The annual general meeting will start promptly at 11:00 (South
African time).
Refreshments
Refreshments will be served after the meeting.
Travel information
The map below indicates the location of 76 Jeppe Street.
Admission
Shareholders and others attending the annual general meeting are asked to register at the registration desk at the venue.
Shareholders and proxies are required to provide proof of
identity – see “IDENTIFICATION” on page
3 of this Notice of
Annual General Meeting.
Electronic participation
To participate in the annual general meeting by means of a
conference call facility – see “ELECTRONIC PARTICIPATION”
on page
4 of this Notice of Annual General Meeting.
Security
Secure parking is provided at the venue. Mobile telephones
should be switched off during the annual general meeting.
Enquiries and questions
Shareholders who intend to ask questions related to the
business of the annual general meeting or on related matters are asked to furnish their name, address and question(s) at the registration desk. Personnel will be available to provide any advice and assistance required.
Queries about the annual general meeting
If you have any queries about the annual general meeting,
please telephone any of the contact names listed on the inside back cover.
IMPORTANT NOTES ABOUT THE ANNUAL GENERAL MEETING
S
m
it Street
t
e
e
r
t
S
r
r
a
C
Jeppe Street
Bree Street
Wol
m
arans Street
Leyds Street
S
m
it Street
Q
ue
en
El
iz
ab
et
h
Br
idg
e
M
1
M
2
Selby
Off-ra
m
p
Village
Tru
m
p
President Street
Market Street
Co
mm
issioner Street
Fox Street
Marshall Street
Anderson Street
Frederick Street
Kerk Street
Pritchard Street
Main Street - no through traffic
Dia
go
na
l S
tre
et
Smit Street
Off-ramp
AngloGold
Ashanti
Turbine Square
Jan Smuts Ave.
Sauer Street
Simmonds Street
Ma
nde
la B
ridg
e
Simmonds Street
Kort Street
Ferreira Street
Ntemi Piliso (W
Ntem
i Piliso
(Wes
t) St
est) St
Gerard Sekoto (Becker) St
Miriam Makeba (Bezuidenhout) St
Margeret Mcingana (Wolhuter) St
Miriam Makeba (Bezuidenhout) St
Sauer Street
Simmon
ds Stree
t
Selby/Rissik St
Off-ramp
P
N
AngloGold
Ashanti
visitors’ parking
NOTICE OF MEETING AND SUMMARISED FINANCIAL INFORMATION
2014

The summarised consolidated results for the year ended 31 December 2014 were approved on 19 March 2015 by the AngloGold
Ashanti Board of Directors and were signed on its behalf by the Chairman, Sipho Pityana, the Chairman of the Audit and Risk
Committee, Rhidwaan Gasant, Chief Executive Ofﬁcer, Srinivasan Venkatakrishnan, and Chief Financial Ofﬁcer, Christine Ramon.
The summarised consolidated ﬁnancial statements have been prepared by the corporate reporting staff of AngloGold Ashanti Limited, headed by John Edwin Staples, the group’s Chief Accounting Ofﬁcer. This process was supervised by Srinivasan Venkatakrishnan, the group’s Chief Executive Ofﬁcer and Christine Ramon, the group’s Chief Financial Ofﬁcer.
This document is a summary of the information contained in the audited consolidated annual ﬁnancial statements of AngloGold
Ashanti for the year ended 31 December 2014, but is not itself audited. Should you wish to obtain hard copies of the consolidated annual ﬁnancial statements for the year ended 31 December 2014, please contact companysecretary@anglogoldashanti.com or visit our website at
www.anglogoldashanti.com
.
In accordance with Section 30(2) and 30(3) of the Companies Act, the consolidated annual ﬁnancial statements for the year ended
31 December 2014, have been audited by Ernst & Young Inc., the company’s independent external auditors, whose unqualiﬁed audit report can be found under Independent Auditor’s Report in the Annual Financial Statements 2014.
BASIS OF PREPARATION
The summarised consolidated ﬁnancial results for the year ended 31 December 2014 have been prepared in accordance with
International Accounting Standard 34 “Interim Financial Reporting”, the Listings Requirements of the JSE Limited, Financial
Reporting Guides as issued by the South African Institute of Chartered Accountants and the South African Companies Act No. 71
of 2008, as amended.
Accounting policies are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International
Accounting Standards Board. The ﬁnancial statements have been drawn up on the basis of accounting standards, interpretations and amendments effective at the beginning of the accounting period on 1 January 2014. AngloGold Ashanti Limited is in the process of assessing the signiﬁcance of new standards, interpretations or amendments to standards in issue that are not yet adopted.
These summarised consolidated ﬁnancial results do not include all the information required for complete annual ﬁnancial statements prepared in accordance with IFRS, and have been prepared according to the historical cost accounting convention, except for the revaluation of certain ﬁnancial instruments to fair value. The group’s accounting policies are consistent in all material respects with those applied in the previous year.
INDEPENDENT AUDIT BY THE AUDITORS
These summarised consolidated ﬁnancial results for the year ended 31 December 2014 have been extracted from the complete set of annual ﬁnancial statements on which the auditors, Ernst & Young Inc., has expressed an unqualiﬁed audit opinion. The auditor’s opinion and annual ﬁnancial statements are available for inspection at the registered ofﬁce of the company.
RELATED PARTY TRANSACTIONS
The group, in the ordinary course of business, entered into various sale and purchase transactions with related parties. Related parties include directors and prescribed ofﬁcers as members of key management personnel.
Compensation to directors and other key management personnel includes the following:
Figures in million (US dollars)
2014
2013
2012
Related parties
Short-term employee beneﬁts
13
15 17
Post-employment beneﬁts
3
1 2
Share-based payments
3
5 9
19
21 28
SUMMARISED FINANCIAL INFORMATION

SIGNIFICANT CHANGES IN CONTINGENCIES SINCE 31 DECEMBER 2013
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of signiﬁcant judgement and estimates of the outcome of future events. Such contingencies include, but are not limited to, environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments.
Firstly, when a loss is considered probable and reasonably estimable, a liability is recorded in the amount of the best estimate for the ultimate loss. The likelihood of a loss with respect to a contingency can be difﬁcult to predict and determining a meaningful estimate of the loss or a range of loss may not always be practicable based on the information available at the time and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. It is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information is continuously evaluated to determine both the likelihood of any potential loss and whether it is possible to reasonably estimate a range of possible losses. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided.
In determining the threshold for disclosure on a qualitative and quantitative basis, management considers the potential for a disruptive effect on the normal functioning of the group and/or whether the contingency could impact investment decisions. Such qualitative matters considered are reputational risks, regulatory compliance issues and reasonable investor considerations. For quantitative purposes an amount of $20m, has been considered.
Litigation and other judicial proceedings as a rule raise difﬁcult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the ﬁnancial position, results of operations or cash ﬂows of the group could be materially affected by the unfavourable outcome of litigation.
Occupational Diseases in Mines and Works Act (ODMWA) litigation
– On 3 March 2011, in Mankayi vs. AngloGold Ashanti,
the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993
does not cover an “employee” who qualiﬁes for compensation in respect of “compensable diseases” under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.
AngloGold Ashanti, Anglo American South Africa, Gold Fields, Harmony Gold and Sibanye Gold announced in November 2014 that they have formed an industry working group to address issues relating to compensation and medical care for OLD in the gold mining industry in South Africa. The companies have begun to engage all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have ﬁled legal suits against the companies. These legal proceedings are being defended, and the status of the proceedings are set forth below. Essentially, the companies are seeking a comprehensive solution which deals both with the legacy compensation issues and future legal frameworks, and which, whilst being fair to employees, also ensures the future sustainability of companies in the industry.
From August 2012 to August 2013, the company was served with various class actions relating to silicosis including the “Balakazi Action”
and “the Nkala Action”. In the event the classes are certiﬁed, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspeciﬁed. The parties in the class actions met with the court and have tentatively agreed on a timetable for the court process wherein the application to certify the class action will be heard in October 2015.
From October 2012 to April 2014, the company received a total of 1,256 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 1,256 summonses is approximately $192 million as at the 31 December
SUMMARISED FINANCIAL INFORMATION
continued
NOTICE OF MEETING AND SUMMARISED FINANCIAL INFORMATION
2014

2014 closing rate. On 9 October 2014, AngloGold Ashanti and the plaintiffs’ attorneys agreed to refer all of the individual claims to arbitration. The court proceedings have been suspended as a result of entering into the arbitration agreement.
It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be ﬁled against AngloGold
Ashanti in the future. AngloGold Ashanti will defend all current and subsequently ﬁled claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deﬁciencies in the national occupational disease compensation framework that were identiﬁed in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its ﬁnancial position, which could be material. The company is unable to reasonably estimate its share of the amounts claimed.
Sales tax on gold deliveries
– In 2006, Mineração Serra Grande S.A. (MSG) received two tax assessments from the State of Goiás related to the payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The ﬁrst and second assessments were approximately $62m and $39m as at 31 December 2013 and $96m and $60m as at 31 December 2012, respectively. Various legal proceedings have taken place over the years with respect to this matter, as previously disclosed. On 5 May 2014, the State of Goiás published a law which enables companies to settle outstanding tax assessments of this nature. Under this law, MSG settled the two assessments in May 2014 by paying $14m in cash and by utilising $29m of existing VAT credits. The utilisation of the VAT credits is subject to legal conﬁrmation from the State of Goiás. Although the State has not yet provided conﬁrmation, management has concluded that the likelihood of the State of Goiás declining the utilisation of the VAT credits or part thereof is remote. The cash settlement was further set off by an indemnity from Kinross of $6m.
Royalty
– As a result of the sale of Navachab during the second quarter of 2014, AngloGold Ashanti will receive a net smelter to return paid quarterly for seven years from 1 July 2016, determined at 2% of ounces sold during the relevant quarter subject to a minimum average gold price of $1,350 and capped at a maximum of 18,750 ounces sold per quarter.
USE OF ESTIMATES
The preparation of the ﬁnancial statements requires the group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the ﬁnancial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.
The more signiﬁcant areas requiring the use of management estimates and assumptions relate to the Ore Reserve as the basis of future cash ﬂow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments/reversals (including impairments of goodwill); and write-downs of inventory to net realisable value: other estimates include post-employment, post-
retirement and other employee beneﬁt liabilities; and deferred taxation.
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
As a global company, the group is exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partly, under insurance policies and that could signiﬁcantly inﬂuence the business and results of operations.
The judgements that management has applied in the application of accounting policies, and the estimates and assumptions that have a signiﬁcant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next ﬁnancial year, are discussed below.

Carrying value of goodwill and tangible assets
The majority of mining assets are amortised using the units-of-production method where the mine operating plan calls for production from a well-deﬁned proved and probable Ore Reserve.
For mobile and other equipment, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable Ore Reserve as the useful lives of these assets are considered to be limited to the life of the relevant mine.
The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable Ore Reserve. This would generally arise when there are signiﬁcant changes in any of the factors or assumptions used in estimating Ore Reserve.
These factors could include:
•
changes in proved and probable Ore Reserve;
•
the grade of Ore Reserve may vary signiﬁcantly from time to time;
•
differences between actual commodity prices and commodity price assumptions;
•
unforeseen operational issues at mine sites; and
•
changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.
Changes in proved and probable Ore Reserve could similarly impact the useful lives of assets amortised on the straight-line method, where those lives are limited to the life of the mine.
The group has a number of surface mining operations that are in the production phase for which production stripping costs are incurred. The beneﬁts that accrue to the group as a result of incurring production stripping costs include (a) ore that can be used to produce inventory and (b) improved access to further quantities of material that will be mined in future periods.
The production stripping costs relating to improved access to further quantities in future periods are capitalised as a stripping activity asset, if and only if, all of the following are met:
•
It is probable that the future economic beneﬁt (improved access to the ore body) associated with the stripping activity will ﬂow to the group;
•
The group can identify the component of the ore body for which access has been improved; and
•
The costs relating to the stripping activity associated with that component or components can be measured reliably.
Components of the various ore bodies at the operations of the group are determined based on the geological areas identiﬁed for each of the ore bodies and are reﬂected in the Ore Reserve reporting of the group. In determining whether any production stripping costs should be capitalised as a stripping activity asset, the group uses three operational guidance measures; two of which relate to production measures, while the third relates to an average stripping ratio measure.
Once determined that any portion of the production stripping costs should be capitalised, the group uses the average stripping ratio of the component or components to which the production stripping costs relate to determine the amount of the production stripping costs that should be capitalised. Stripping activity assets are amortised on the units-of-production method based on the Ore Reserve of the component or components of the ore body to which these assets relate.
This accounting treatment is consistent with that for stripping costs incurred during the development phase of a mine, before production commences, except that stripping costs incurred during the development phase of a mine, before production commences, are amortised on the units-of-production method based on the Ore Reserve of the life of the mine as a whole.
Deferred stripping costs are included in ‘Mine development costs’, within tangible assets. These costs form part of the total investment in the relevant cash-generating unit, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of stripping activity assets is included in operating costs.
SUMMARISED FINANCIAL INFORMATION
continued
NOTICE OF MEETING AND SUMMARISED FINANCIAL INFORMATION
2014

An individual operating mine is not a typical going-concern business because of the ﬁnite life of its reserves. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of IAS 36 “Impairment of Assets”, the group performs its annual impairment review of assigned goodwill during the fourth quarter of each year.
The group reviews and tests the carrying value of tangible assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identiﬁable cash ﬂows are largely independent of cash ﬂows of other assets. If there are indications that impairment may have occurred, estimates are prepared of expected future cash ﬂows for each group of assets. Expected future cash ﬂows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time and impact the recoverable amounts. The cash ﬂows and value in use are signiﬁcantly affected by a number of factors including published reserves, resources, exploration potential and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure. Refer note 15 for estimates and assumptions used to calculate recoverable amounts. In addition the group considers the reversal of previously recognised impairments at each reporting date. At the reporting date the group assesses whether any of the indicators which gave rise to previously recognised impairments have changed such that the impairment loss no longer exists or may have decreased. The impairment loss is then assessed on the original factors for reversal and if indicated, such reversal is recognised.
The recoverable amount is estimated based on the positive indicators. If an impairment loss has decreased, the carrying amount is recorded at the recoverable amount as limited in terms of IAS 36.
The carrying amount of goodwill in the consolidated ﬁnancial statements at 31 December 2014 was $142m (2013: $154m; 2012:
$195m). The carrying amount of tangible assets at 31 December 2014 was $4,863m (2013: $4,815m; 2012: $7,776m). The
impairment and derecognition of goodwill and tangible assets recognised in the consolidated ﬁnancial statements for the year ended
31 December 2014 were nil (2013: $15m; 2012: nil) and $4m (2013: $2,978m; 2012: $356m) respectively.
Income taxes
The group is subject to income taxes in numerous jurisdictions. Signiﬁcant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the ﬁnal tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
The group recognises the net future tax beneﬁt related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the group to make signiﬁcant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash ﬂows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash ﬂows and taxable income differ signiﬁcantly from estimates, the ability of the group to realise the net deferred tax assets recorded at the reporting date could be impacted.
Additionally, future changes in tax laws in the jurisdictions in which the group operates could limit the ability of the group to obtain tax deductions in future periods.
Carrying values of the group at 31 December 2014:
•
deferred tax asset: $127m (2013: $177m; 2012: $97m);
•
deferred tax liability: $567m (2013: $579m; 2012: $1,084m);
•
taxation liability: $66m (2013: $81m; 2012: $120m); and
•
taxation asset: $25m (2013: $51m; 2012: $54m).
Unrecognised value of deferred tax assets: $563m (2013: $414m; 2012: $89m).

SUMMARISED FINANCIAL INFORMATION
continued
Provision for environmental rehabilitation obligations
The group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.
The group recognises management’s best estimate for decommissioning and restoration obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates, foreign currency exchange rates and discount rates could affect the carrying amount of this provision.
The carrying amount of the rehabilitation obligations for the group at 31 December 2014 was $851m (2013: $728m; 2012: $841m).
Stockpiles, metals in process and ore on leach pad
Costs that are incurred in or beneﬁt the production process are accumulated as stockpiles, metals in process and ore on leach pads.
Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.
Stockpiles and underground metals in process are measured by estimating the number of tonnes added and removed from the stockpile and from underground, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile and underground ore tonnages are veriﬁed by periodic surveys.
Estimates of the recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads based on measured tonnes added to the leach pads, the grade of ore placed on the leach pads based on assay data and a recovery percentage based on metallurgical testing and ore type.
Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of gold actually recovered
(metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and engineering estimates are reﬁned based on actual results over time.
Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-
downs to net realisable value are accounted for on a prospective basis.
The carrying amount of inventories (excluding ﬁnished goods and mine operating supplies) for the group at 31 December 2014 was
$1,106m (2013: $1,125m; 2012: $1,309m).
Ore Reserve estimates
An Ore Reserve estimate is an estimate of the amount of product that can be economically and legally extracted from the group’s properties. In order to calculate Ore Reserve, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.
NOTICE OF MEETING AND SUMMARISED FINANCIAL INFORMATION
2014

Estimating the quantity and/or grade of Ore Reserve requires the size, shape and depth of ore bodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difﬁcult geological judgements and calculations to interpret the data. The group is required to determine and report Ore Reserve in accordance with the SAMREC code.
Because the economic assumptions used to estimate the changes in Ore Reserve from period to period, and because additional geological data is generated during the course of operations, estimates of Ore Reserve may change from period to period. Changes in reported Ore Reserve may affect the group’s ﬁnancial results and ﬁnancial position in a number of ways, including the following:
•
asset carrying values may be affected due to changes in estimated future cash ﬂows;
•
depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production method, or where the useful economic lives of assets change;
•
overburden removal costs, including production stripping activities, recorded on the statement of ﬁnancial position or charged in the income statement may change due to changes in stripping ratios or the units-of-production method of depreciation;
•
decommissioning site restoration and environmental provisions may change where changes in the estimated Ore Reserve affect expectations about the timing or cost of these activities; and
•
the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax beneﬁts.
SUMMARY OF MINERAL RESOURCE AND ORE RESERVE
Mineral Resource
The total Mineral Resource decreased from 233.0 million ounces (Moz) in December 2013 to 232.0Moz in December 2014. A gross annual increase of 8.7Moz occurred before depletion and disposals, while the net decrease after allowing for depletion and disposal was 1.0Moz. Changes in economic assumptions from December 2013 to December 2014 resulted in a 6.4Moz decrease to the
Mineral Resource, while exploration and modelling resulted in an increase of 14.4Moz. Depletion from the Mineral Resource for the year totalled 5.9Moz and reduction from the sale of Navachab, 3.8Moz. The Mineral Resource has been estimated at a gold price of
US$1,600/oz (2013: US$1,600/oz).
Ore Reserve
The AngloGold Ashanti Ore Reserve reduced from 67.9Moz in December 2013 to 57.5Moz in December 2014. This gross annual decrease of 10.5Moz includes depletion of 4.9Moz and the sale of Navachab of 1.9Moz. The remaining reduction of 3.7Moz in Ore
Reserve resulted from changes to the economic assumptions between 2013 and 2014 which resulted in a reduction of 3.0Moz to the Ore Reserve, while exploration and modelling changes led to a further decrease of 0.7Moz. The Ore Reserve has been estimated using a gold price of US$1,100/oz (2013: US$1,100/oz).

Figures in million (US dollars)
2014
2013
2012
Revenue
5,378
5,708 6,632
Gold income
5,218
5,497 6,353
Cost of sales
(4,190)
(4,146) (3,964)
Gain (loss) on non-hedge derivatives and other commodity contracts
15
94 (35)
Gross proﬁt
1,043
1,445 2,354
Corporate administration, marketing and other expenses
(92)
(201) (291)
Exploration and evaluation costs
(144)
(255) (395)
Other operating expenses
(28)
(19) (47)
Special items
(260)
(3,410) (402)
Operating proﬁt (loss)
519
(2,440) 1,219
Dividends received
–
5 7
Interest received
24
39 43
Exchange (loss) gain
(7)
14 8
Finance costs and unwinding of obligations
(278)
(296) (231)
Fair value adjustment on $1.25bn bonds
(17)
(58) –
Fair value adjustment on option component of convertible bonds
–
9 83
Fair value adjustment on mandatory convertible bonds
–
356 162
Share of associates and joint ventures’ loss
(25)
(162) (30)
Proﬁt (loss) before taxation
216
(2,533) 1,261
Taxation
(255)
333 (346)
(Loss) proﬁt for the year
(39)
(2,200) 915
Allocated as follows
Equity shareholders
(58)
(2,230) 897
Non-controlling interests
19
30 18
(39)
(2,200) 915
Basic (loss) earnings per ordinary share (cents)
(1)
(14)
(568) 232
Diluted (loss) earnings per ordinary share (cents)
(2)
(14)
(631) 177
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Calculated on the diluted weighted average number of ordinary shares.
GROUP – INCOME STATEMENT
For the year ended 31 December
NOTICE OF MEETING AND SUMMARISED FINANCIAL INFORMATION
2014

Figures in million (US dollars)
2014
2013
2012
(Loss) proﬁt for the year
(39)
(2,200) 915
Items that will be reclassiﬁed subsequently to proﬁt or loss:
Exchange differences on translation of foreign operations
(201)
(433) (92)
Net loss on available-for-sale ﬁnancial assets
–
(23) (27)
Release on impairment of available-for-sale ﬁnancial assets
2
30 16
Release on disposal of available-for-sale ﬁnancial assets
(1)
(1) –
Cash ﬂow hedges
–
1 –
Deferred taxation thereon
(1)
2 6
–
9 (5)
Items that will not be reclassiﬁed subsequently to proﬁt or loss:
Actuarial (loss) gain recognised
(22)
69 (14)
Deferred taxation rate change thereon
–
– (9)
Deferred taxation thereon
6
(20) 3
(16)
49 (20)
Other comprehensive loss for the year, net of tax
(217)
(375) (117)
Total comprehensive (loss) income for the year, net of tax
(256)
(2,575) 798
Allocated as follows
Equity shareholders
(275)
(2,605) 780
Non-controlling interests
19
30 18
(256)
(2,575) 798
GROUP – STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December

Figures in million (US dollars)
2014
2013
2012
ASSETS
Non-current assets
Tangible assets
4,863
4,815 7,776
Intangible assets
225
267 315
Investments in associates and joint ventures
1,427
1,327 1,047
Other investments
126
131 167
Inventories
636
586 610
Trade and other receivables
20
29 79
Deferred taxation
127
177 97
Cash restricted for use
36
31 29
Other non-current assets
25
41 7
7,485
7,404 10,127
Current assets
Other investments
–
1 –
Inventories
888
1,053 1,213
Trade and other receivables
278
369 472
Cash restricted for use
15
46 35
Cash and cash equivalents
468
648 892
1,649
2,117 2,612
Non-current assets held for sale
–
153 –
1,649
2,270 2,612
Total assets
9,134
9,674 12,739
EQUITY AND LIABILITIES
Share capital and premium
7,041
7,006 6,742
Accumulated losses and other reserves
(4,196)
(3,927) (1,269)
Shareholders’ equity
2,845
3,079 5,473
Non-controlling interests
26
28 21
Total equity
2,871
3,107 5,494
Non-current liabilities
Borrowings
3,498
3,633 2,724
Environmental rehabilitation and other provisions
1,052
963 1,238
Provision for pension and post-retirement beneﬁts
147
152 221
Trade, other payables and deferred income
15
4 10
Derivatives
–
– 10
Deferred taxation
567
579 1,084
5,279
5,331 5,287
Current liabilities
Borrowings
223
258 859
Trade, other payables and deferred income
695
820 979
Bank overdraft
–
20 –
Taxation
66
81 120
984
1,179 1,958
Non-current liabilities held for sale
–
57 –
984
1,236 1,958
Total liabilities
6,263
6,567 7,245
Total equity and liabilities
9,134
9,674 12,739
GROUP – STATEMENT OF FINANCIAL POSITION
For the year ended 31 December
NOTICE OF MEETING AND SUMMARISED FINANCIAL INFORMATION
2014

Figures in million (US dollars)
2014
2013
2012
Cash ﬂows from operating activities
Receipts from customers
5,351
5,709 6,523
Payments to suppliers and employees
(3,978)
(4,317) (4,173)
Cash generated from operations
1,373
1,392 2,350
Dividends received from joint ventures
–
18 72
Taxation refund
41
23 54
Taxation paid
(194)
(187) (507)
Net cash inﬂow from operating activities
1,220
1,246 1,969
Cash ﬂows from investing activities
Capital expenditure
– project capital
(289)
(594) (779)
– stay-in-business capital
(724)
(907) (1,146)
Interest capitalised and paid
(1)
(5) (12)
Expenditure on intangible assets
(5)
(68) (79)
Proceeds from disposal of tangible assets
31
10 5
Other investments acquired
(79)
(91) (97)
Proceeds from disposal of other investments
73
81 86
Investments in associates and joint ventures
(65)
(472) (349)
Proceeds from disposal of associates and joint ventures
–
6 20
Loans advanced to associates and joint ventures
(56)
(41) (65)
Loans repaid by associates and joint ventures
20
33 1
Dividends received
–
5 7
Proceeds from disposal of subsidiary
105
2 6
Cash in subsidiary acquired
–
– 5
Cash in subsidiary disposed
–
– (31)
Cash balances in assets held for sale
2
(2) –
Acquisition of subsidiary and loan
–
– (335)
Decrease (increase) in cash restricted for use
24
(20) (3)
Interest received
21
23 36
Loans advanced
–
– (45)
Net cash outﬂow from investing activities
(943)
(2,040) (2,775)
Cash ﬂows from ﬁnancing activities
Proceeds from issue of share capital
–
– 2
Proceeds from borrowings
611
2,344 1,432
Repayment of borrowings
(761)
(1,486) (217)
Finance costs paid
(245)
(200) (145)
Acquisition of non-controlling interest
–
– (215)
Revolving credit facility and bond transaction costs
(9)
(36) (30)
Dividends paid
(17)
(62) (236)
Net cash (outﬂow) inﬂow from ﬁnancing activities
(421)
560 591
Net decrease in cash and cash equivalents
(144)
(234) (215)
Translation
(16)
(30) (5)
Cash and cash equivalents at beginning of year
628
892 1,112
Cash and cash equivalents at end of year
(1)
468
628 892
(1)
The cash and cash equivalents balance at 31 December 2013 includes a bank overdraft included in a statement of ﬁnancial position as part of current liabilities of $20m.
GROUP – STATEMENT OF CASH FLOWS
For the year ended 31 December

Equity holders of the parent
Figures in million (US dollars)
Share
capital
and
premium
Other
capital
reserves
(1)
Accumu-
lated
losses
(2)
Cash ﬂow
hedge
reserve
(3)
Available-
for-sale
reserve
(4)
Actuarial
(losses)
gains
Foreign
currency
trans-
lation
reserve
Total
Non-
controlling
interests
Total
equity
Balance at 31 December 2011 6,689 171 (1,351) (2) 18 (73) (469) 4,983 137 5,120
Proﬁt for the year 897 897 18 915
Other comprehensive loss (5) (20) (92) (117) (117)
Total comprehensive income (loss) – – 897 – (5) (20) (92) 780 18 798
Shares issued 53 53 53
Share-based payment for share
awards net of exercised
15 15 15
Acquisition of non-controlling
interest
(5)
(144) (144) (71) (215)
Disposal of subsidiary
(6)
– (45) (45)
Dividends paid (215) (215) (215)
Dividends of subsidiaries – (17) (17)
Translation (9) 7 3 1 (1) –
Balance at 31 December 2012 6,742 177 (806) (2) 13 (90) (561) 5,473 21 5,494
Loss for the year (2,230) (2,230) 30 (2,200)
Other comprehensive income
(loss)
1 8 49 (433) (375) (375)
Total comprehensive (loss)
income
– – (2,230) 1 8 49 (433) (2,605) 30 (2,575)
Shares issued
(7)
264 264 264
Share-based payment for share
awards net of exercised
(8)
(13) (13) (13)
Dividends paid (40) (40) (40)
Dividends of subsidiaries – (23) (23)
Translation (28) 15 (3) 16 – –
Balance at 31 December 2013 7,006 136 (3,061) (1) 18 (25) (994) 3,079 28 3,107
Loss for the year
(58)
(58)
19
(39)
Other comprehensive loss
(16)
(201)
(217)
(217)
Total comprehensive loss
–
–
(58)
–
–
(16)
(201)
(275)
19
(256)
Shares issued
35
35
35
Share-based payment for share
awards net of exercised
6
6
6
Dividends of subsidiaries
–
(21)
(21)
Translation
(10)
10
(1)
1
–
–
Balance at 31 December 2014
7,041
132
(3,109)
(1)
17
(40)
(1,195)
2,845
26
2,871
(1)
Other capital reserves includes a surplus on disposal of company shares held by companies prior to the formation of AngloGold Ashanti Limited of
$12m (2013: $14m; 2012: $17m), surplus on equity transaction of joint venture of $36m (2013: $36m; 2012: $36m), share of associates and joint ventures’ other comprehensive loss of $1m (2013: $2m; 2012: $1m), equity items for share-based payments of $82m (2013: $85m; 2012: $123m)
and other reserves.
(2)
Included in accumulated losses are retained earnings totalling $184m (2013: $83m; 2012: $181m) arising at equity accounted investments which may not be remitted without third party consent.
(3)
Cash ﬂow hedge reserve represents the effective portion of fair value gains or losses in respect of cash ﬂow hedges that expired in prior periods. The cash ﬂow hedge reserve shall remain in equity and will unwind over the life of Serra Grande mine.
(4)
Available-for-sale reserve represents fair value gains or losses on available-for-sale ﬁnancial assets.
(5)
On 28 June 2012, AngloGold Ashanti Limited acquired the remaining 50% shareholding in the Serra Grande mine from Kinross Gold Corporation for
$220m less $5m for dividends declared and paid to minorities.
(6)
In early December 2012, AngloGold Ashanti Limited disposed of a 5% interest in Rand Reﬁnery (Pty) Limited, resulting in Rand Reﬁnery (Pty) Limited being reported as an associate.
(7)
Includes share awards exercised and delivery of 18,140,000 shares to settle the outstanding 6% Mandatory Convertible Subordinated Bonds.
(8)
Includes reassessment of estimated vesting proﬁle related to the accelerated share options.
GROUP – STATEMENT OF CHANGES IN EQUITY
NOTICE OF MEETING AND SUMMARISED FINANCIAL INFORMATION
2014

1. SEGMENTAL INFORMATION
AngloGold Ashanti Limited’s operating segments are being reported based on the ﬁnancial information provided to the Chief Executive
Ofﬁcer and the Executive Committee, collectively identiﬁed as the Chief Operating Decision Maker (CODM). Individual members of the
Executive Committee are responsible for geographic regions of the business.
Figures in million (US dollars)
2014
2013
2012
Gold income
Geographical analysis of gold income by origin is as follows:
South Africa
1,527
1,810 2,013
Continental Africa
(2)
2,105
2,111 2,609
Australasia
785
441 426
Americas
1,270
1,425 1,656
5,687
5,787 6,704
Equity-accounted investments included above
(469)
(290) (351)
5,218
5,497 6,353
Gross proﬁt (loss)
(1)
South Africa
216
510 651
Continental Africa
(2)
469
475 959
Australasia
125
(9) 78
Americas
309
516 736
Corporate and other
–
– 41
1,119
1,492 2,465
Equity-accounted investments included above
(76)
(47) (111)
1,043
1,445 2,354
Capital expenditure
South Africa
264
451 583
Continental Africa
(2)
454
839 925
Australasia
91
285 369
Americas
394
410 409
Other, including non-gold producing subsidiaries
6
8 36
1,209
1,993 2,322
Equity-accounted investments included above
(191)
(411) (303)
1,018
1,582 2,019
SELECTED NOTES
For the year ended 31 December

1. SEGMENTAL INFORMATION
continued
(000oz)
2014
2013
2012
Gold production (attributable)
South Africa
1,223
1,302
1,212
Continental Africa
1,597
1,460
1,521
Australasia
620
342
258
Americas
996
1,001
953
4,436
4,105
3,944
Figures in million (US dollars)
2014
2013
2012
Total assets
South Africa
2,124
2,325
3,082
Continental Africa
3,239
3,391
4,846
Australasia
906
1,108
1,045
Americas
2,409
2,203
2,878
Other, including non-gold producing subsidiaries
456
647
888
9,134
9,674
12,739
(1)
The group’s segment proﬁt measure is gross proﬁt, which excludes the results of associates and joint ventures. For reconciliation of gross proﬁt to proﬁt before taxation, refer to the consolidated income statement.
(2)
Includes equity-accounted investments.
2. SPECIAL ITEMS
In 2014, the Obuasi mine was transitioned to limited operations and, as a result, the entire workforce was retrenched at a cost of $210m.
3. HEADLINE (LOSS) EARNINGS AND DIVIDENDS
2014
2013
2012
Headline (loss) earnings
$m
(79)
78
1,208
Headline (loss) earnings per share
US cents
(19)
20
312
Diluted headline (loss) earnings
$m
(79)
(252)
1,058
Diluted headline (loss) earnings per share
US cents
(19)
(62)
251
Dividends to ordinary shareholders
$m
–
40
215
Dividends per ordinary share
US cents
–
5
35
SELECTED NOTES
continued
For the year ended 31 December
NOTICE OF MEETING AND SUMMARISED FINANCIAL INFORMATION
2014

3. HEADLINE (LOSS) EARNINGS AND DIVIDENDS
continued
Reconciliation of (loss) proﬁt attributable to equity shareholders to headline (loss) earnings
Figures in million (US dollars)
2014
2013
2012
Headline (loss) earnings
The (loss) proﬁt attributable to equity shareholders was adjusted by the following to arrive at headline earnings:
(Loss) proﬁt attributable to equity shareholders
(58)
(2,230)
897
Impairment and derecognition of tangible and intangible assets
10
3,029
346
Tax on item above
(2)
(915)
(103)
Net amount
8
2,114
243
Net (proﬁt) loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties
(25)
(2)
15
Tax on item above
8
–
(4)
Net amount
(17)
(2)
11
Impairment of other investments
2
30
16
Proﬁt on partial disposal of Rand Reﬁnery (Pty) Limited
–
–
(14)
Impairment of investments in associates and joint ventures
1
195
59
Reversal of impairment in associates and joint ventures
(23)
(31)
(2)
Loss on disposal of loan to joint venture
–
–
2
Loss on sale of Navachab mine
2
–
–
Special items of associates and joint ventures
6
2
(4)
(79)
78
1,208
Headline earnings is calculated in accordance with Circular 2/2013 as issued by the South African Institute of Chartered Accountants
(SAICA). Headline earnings is a requirement of the JSE Limited and is not a recognised measure under IFRS. Headline earnings as deﬁned in Circular 2/2013 issued by SAICA, separates from earnings all separately identiﬁable remeasurements. It is not necessarily a measure of sustainable earnings.
4. SUBSEQUENT EVENTS
AngloGold Ashanti currently considers joint venturing or selling its interest in Cripple Creek & Victor (CC&V) mine
The company has initiated a plan to identify a joint venture partner or a purchaser in respect of its interest in the CC&V mine in
Colorado in the United States for full value. The CC&V gold mine is a surface mining operation which provides oxidised ore to a crusher and valley leach facility, one of the largest in the world. It is included in the Americas reporting segment and was acquired by AngloGold
Ashanti in 1999. The mine produced 211,000 ounces of gold in 2014. There can be no assurance, however, that a sale and purchase agreement for this transaction will be entered into or that any sales transaction will be completed.
AngloGold Ashanti currently considers selling its interests in Société d’Exploitation des Mines d’Or de Sadiola S.A.
(Sadiola) and Société d’Exploitation des Mines d’Or de Yatela S.A. (Yatela)
The company currently intends to dispose of its 41% stake in Sadiola and its 40% stake in Yatela. The mines are both situated in western Mali and are included in the Continental Africa reporting segment. The Sadiola and Yatela mines produced 85,000 and 11,000 attributable ounces of gold, respectively, in 2014.
Management was approached by a potential buyer for both mines who meets management’s qualifying criteria and has asked for a binding bid. There can be no assurance, however, that a sale and purchase agreement for these transactions will be entered into or that any sales transactions will be completed.
For more detail on the notes, refer to the consolidated Annual Financial Statements 2014 on the AngloGold Ashanti website
www.anglogoldashanti.com
and
www.aga-reports.com
.

SUMMARY
From time to time AngloGold Ashanti Limited may publicly disclose certain “Non-GAAP” ﬁnancial measures in the course of its ﬁnancial presentations, earnings releases, earnings conference calls and otherwise.
The group uses certain Non-GAAP performance measures and ratios in managing the business and which may provide users of this
ﬁnancial information with additional meaningful comparisons between current results and results in prior operating periods. The Non-
GAAP ﬁnancial measures are used to adjust for fair value movements on the convertible and mandatory convertible bonds as well as the highly volatile marked-to-market movements on unrealised non-hedge derivatives and other commodity contracts, which can only be measured with certainty on settlement of the contracts. Non-GAAP ﬁnancial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use. The Non-GAAP metrics are as follows:
2014
2013
2012
1
Headline (loss) earnings adjusted for unrealised non-hedge
derivatives, other commodity contracts and fair value adjustment on the convertible and mandatory convertible bonds (adjusted headline earnings)
$m
(1)
599
988
Adjusted headline (loss) earnings per ordinary share
US cps
–
153
255
2
Gross proﬁt adjusted for unrealised non-hedge derivatives and other commodity contracts (adjusted gross proﬁt)
$m
1,028
1,351
2,389
3
Price received
– Gold sold
000oz
4,454
4,093
3,953
– Revenue price per unit
$/oz
1,264
1,401
1,664
4
Total cash cost and production cost
– Gold produced
000oz
4,432
4,105
3,944
– Total cash cost per unit
$/oz
787
830
829
– Total production cost per unit
$/oz
1,014
1,054
1,054
5
All-in sustaining costs
– Gold sold
000oz
4,454
4,093
3,953
– All-in sustaining cost per unit (excluding stockpile write-offs)
$/oz
1,026
1,174
1,251
6
Adjusted EBITDA
(1)
$m
1,665
1,667
2,529
(1)
Adjusted EBITDA is prepared in terms of the formula set out in the revolving credit agreements
7
Interest cover
times
7
7
14
8
Equity
Total equity per statement of ﬁnancial position
$m
2,871
3,107
5,494
Mandatory convertible bonds
–
–
588
Equity
2,871
3,107
6,082
Capital expenditure in respect of projects not in production stage
–
(1,346)
(843)
Adjusted equity
$m
2,871
1,761
5,239
NON-GAAP DISCLOSURE
NOTICE OF MEETING AND SUMMARISED FINANCIAL INFORMATION
2014

2014
2013
2012
9 Net capital employed
Shareholders’ equity per statement of ﬁnancial position $m
2,845
3,079 5,473
Adjusted to exclude:
– Comprehensive income
(98)
(102) (135)
– Actuarial losses
40
25 89
2,787
3,002 5,427
Deferred taxation
567
579 1,084
Adjusted to exclude:
– Deferred tax on derivatives and other comprehensive income
1
– –
– Deferred tax on actuarial losses
6
13 40
Adjusted equity
3,361
3,594 6,551
Non-controlling interests
26
28 21
Borrowings – long-term portion
3,498
3,633 2,724
Borrowings – short-term portion
223
258 859
Capital employed
7,108
7,513 10,155
Cash and cash equivalents
(468)
(648) (892)
Net capital employed
6,640
6,865 9,263
Capital expenditure in respect of projects not in production stage
–
(1,346) (843)
Adjusted net capital employed $m
6,640
5,519 8,420
10 Net debt $m
3,133
3,105 2,061
11 Net asset value US cps
711
770 1,580
12 Net tangible asset value US cps
655
704 1,498
13 Return on equity
Adjusted headline (loss) earnings (note 1) $m
(1)
599 988
Finance costs on the mandatory convertible bonds
–
26 37
Adjusted headline (loss) earnings excluding ﬁnance costs on
mandatory convertible bonds $m
(1)
625 1,025
Adjusted equity (note 8) $m
2,871
1,761 5,239
Average equity
(1)
$m
2,316
3,500 5,465
(1)
Equity for 2011 amounted to $5,692m
Return on equity %
–
18 19
14 Return on net capital employed
Adjusted headline (loss) earnings (note 1) $m
(1)
599 988
Finance costs
278
296 231
Interest received
(24)
(39) (43)
Adjusted headline earnings excluding net ﬁnance costs $m
253
856 1,176
Net capital employed (note 9) $m
6,640
5,519 8,420
Average net capital employed
(1)
$m
6,080
6,971 7,932
(1)
Net capital employed for 2011 amounted to $7,444m
Return on net capital employed %
4
12 15
15 Market capitalisation
Number of listed ordinary shares in issue at year-end (millions)
404
403 383
Closing share price as quoted on the New York Stock Exchange
8.70
11.72 31.37
Market capitalisation $m
3,515
4,727 12,025
16 Average number of employees
South Africa
29,511
32,406 34,186
Continental Africa
16,070
16,625 16,621
Australasia
832
925 494
Americas
8,588
8,374 7,896
Other, including corporate and non-gold producing subsidiaries
3,056
8,104 6,625
58,057
66,434 65,822

ADMINISTRATION
FORWARD-LOOKING
STATEMENTS
ANGLOGOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN:
ZAE000043485
JSE:
ANG
NYSE:
AU
ASX:
AGG
GhSE (Shares):
AGA
GhSE (GhDS):
AAD
JSE Sponsor:
Deutsche Securities (SA) Proprietary Limited
Auditors:
Ernst & Young Inc.
Ofﬁces:
Registered and Corporate
76 Jeppe Street, Newtown 2001, South Africa
(PO Box 62117, Marshalltown 2107, South Africa)
Telephone:
+27 11 637 6000
Fax:
+27 11 637 6624
Australia
Level 13,
St Martins Tower
44 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone:
+61 8 9425 4602
Fax:
+61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone:
+233 303 772190
Fax:
+233 303 778155
United Kingdom Secretaries
(As AngloGold Ashanti delisted from the London Stock Exchange on
22 September 2014, this information is provided for administration purposes only until September 2015.)
St James’s Corporate Services Limited
Suite 31, Second ﬂoor, 107 Cheapside
London EC2V 6DN
England
Telephone:
+44 20 7796 8644
Fax:
+44 20 7796 8645
E-mail:
jane.kirton@corpserv.co.uk
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold
Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and ﬁnancial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold
Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although
AngloGold Ashanti believes that the expectations reﬂected in such forward-looking statements and forecasts are reasonable, no
assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, ﬂuctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F
ﬁled with the United States Securities and Exchange Commission.
These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold
Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reﬂect events or circumstances after the date hereof or to reﬂect the occurrence of unanticipated events, except to the extent required by applicable law.
All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualiﬁed by the cautionary statements herein.
This communication may contain certain “Non-GAAP” ﬁnancial
measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP ﬁnancial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash ﬂow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold
Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the
“Investors” tab on the main page. This information is updated regularly.
Investors should visit this website to obtain important information about AngloGold Ashanti.
NOTICE OF MEETING AND SUMMARISED FINANCIAL INFORMATION
2014

SHARE REGISTRARS
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone:
0861 100 950 (in SA)
Fax: +27 11 688 5218
Website: queries@computershare.co.za
Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone:
+61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone:
+233 302 229664
Fax: +233 302 229975
ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone:

+1 800 522 6645 (Toll free in USA) or
+1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share purchase and dividend reinvestment plan for AngloGold Ashanti.
Telephone:
+1-888-BNY-ADRS
United Kingdom
(As AngloGold Ashanti delisted from the London Stock Exchange on
22 September 2014, this information is provided for administration purposes only until September 2015.)
Shares
Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone:
+44 (0) 870 889 3177
Fax: +44 (0) 870 873 5851
Depository Interests
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
England
Telephone:
+44 (0) 870 702 0000
Fax: +44 (0) 870 703 6119
DIRECTORS
Executive
S Venkatakrishnan (Chief Executive Ofﬁcer) §*
KC Ramon (Chief Financial Ofﬁcer) ^
Non-executive
SM Pityana (Chairman) ^
Prof LW Nkuhlu (Deputy Chairman) ^
A Garner #
R Gasant ^
D Hodgson ^
NP January-Bardill ^
MJ Kirkwood *
M Richter #
RJ Ruston ~
* British § Indian # American
~ Australian ^ South African
Ofﬁcers
Executive Vice President – Legal, Commercial and
Governance and Company Secretary
ME Sanz Perez
Investor relations contacts:
Stewart Bailey
Telephone:
+27 11 637 6031
Mobile: +27 81 032 2563
E-Mail: sbailey@anglogoldashanti.com
Fundisa Mgidi
Telephone:
+27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com
Sabrina Brockman
Telephone:
+1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashanti.com
General e-mail enquiries:
Investors@anglogoldashanti.com
AngloGold Ashanti website:
www.anglogoldashanti.com
Company secretarial e-mail:
Companysecretary@anglogoldashanti.com
AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com
and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

WWW.ANGLOGOLDASHANTI.COM
GLOBAL
PRODUCER OF GOLD
A TRULY

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: March 31, 2015
By: /s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title:    Group General Counsel and Company
Secretary